UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                            FORM 11-K



       [X]  Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934


    [  ]  Transition Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

           For the fiscal year ended December 31, 1997


                   Commission file number 1-12


       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



                   The Quaker Investment Plan




Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                    The Quaker Oats Company
                    P.O. Box 049001
                    Chicago, Illinois 60604-9001

Item 1.  See Item 4.

Item 2.  See Item 4.

Item 3.  See Item 4.

Item 4.  Financial Statements and Exhibits

        (a)  Financial Statements

             The Quaker Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

        (b)  Exhibit

             Consent of Independent Public Accountants - Washington, Pittman & McKeever LLC.


                           SIGNATURES


The  Plan.   Pursuant  to  the  requirements  of  the  Securities
Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                               The Quaker Investment Plan
                               (Name of Plan)



                               /s/ DENNIS CORRY
                               (Dennis Corry)
                               Director - Employee Benefits


                               /s/ KATHLEEN KEARNEY
                               (Kathleen Kearney)
                               Manager - Benefit Plans


                               /s/ ANNE TUMMINARO
                               (Anne Tumminaro)
                               Manager - Employee and Management Services

Date: June 25, 1998


<Page 2>




                          Exhibit Index


         Exhibit                                        Paper (P) or
         Number           Description                   Electronic(E)

           (a)            The Quaker Investment              E
                          Plan Financial Statements
                          as of December 31, 1997
                          and 1996

           (b)            Consent of Independent             E
                          Public Accountants


<Page 3>




                                                   Exhibit (a)






                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                      FINANCIAL STATEMENTS

                AS OF DECEMBER 31, 1997 AND 1996

           TOGETHER WITH INDEPENDENT AUDITOR'S REPORT









<Page 4>






                     THE QUAKER OATS COMPANY

                   THE QUAKER INVESTMENT PLAN

                AS OF DECEMBER 31, 1997 AND 1996



                        TABLE OF CONTENTS



                                                                    PAGE

INDEPENDENT AUDITOR'S REPORT                                         6

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                     7-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS          9-10

NOTES TO FINANCIAL STATEMENTS                                      11-17

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                    18-19

SCHEDULE OF REPORTABLE TRANSACTIONS                                  20

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                            21



<Page 5>






                  INDEPENDENT AUDITOR'S REPORT


To the Plan Committee of
THE QUAKER INVESTMENT PLAN
of The Quaker Oats Company


We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Investment Plan (Plan) as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1997 and the six months ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 and the six months ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules contain supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                               WASHINGTON, PITTMAN & McKEEVER LLC

Chicago, Illinois
June 22, 1998


<Page 6>


                                                        THE QUAKER OATS COMPANY

                                                      THE QUAKER INVESTMENT PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       AS OF DECEMBER 31,1997

                                                       (dollars in thousands)


                                                              Quaker                      Money
                                                              Stock      Diversified      Market      Bond         Loan
                                               Total           Fund          Fund         Fund        Fund         Fund

ASSETS
Investments, at market -
 The Quaker Oats Company Common Stock
  (1,896,494 shares, cost $47,579)           $100,039       $100,039       $     --     $     --   $     --      $    --
 Marketable Securities (cost $157,041)        182,149             --        162,584           --     19,565           --
 Short-Term Investments (cost $16,586)         16,675             --         16,675           --         --           --
 Collective Short-Term Investment Fund         44,080            404          4,364       39,171        141           --
                                              342,943        100,443        183,623       39,171     19,706           --

Participant loans                               6,068             --             --           --         --        6,068
    Total investments                         349,011        100,443        183,623       39,171     19,706        6,068

Employee contributions receivable                 559            163            313           56         27           --
Accrued dividends and interest receivable         933            544            198          190          1           --
Receivable for investments sold                 3,075             --          3,075           --         --           --
Interfund transfers (payable) receivable           --         (5,274)         1,905          801      2,568           --

        Total assets                          353,578         95,876        189,114       40,218     22,302        6,068


LIABILITY
Payable for investments purchased               2,113             --          2,113           --         --           --


NET ASSETS AVAILABLE FOR BENEFITS            $351,465       $ 95,876       $187,001      $ 40,218   $ 22,302      $ 6,068



                                        See accompanying notes to financial statements.


<Page 7>



                                                        THE QUAKER OATS COMPANY

                                                      THE QUAKER INVESTMENT PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                       AS OF DECEMBER 31, 1996

                                                       (dollars in thousands)


                                                              Quaker                      Money
                                                              Stock      Diversified      Market      Bond         Loan
                                               Total           Fund          Fund         Fund        Fund         Fund

ASSETS
Investments, at market -
 The Quaker Oats Company Common Stock
  (2,293,417 shares, cost $53,221)           $ 87,433       $ 87,433       $     --     $     --   $     --      $    --
 Marketable Securities (cost $122,190)        148,254             --        131,124           --     17,130           --
 Short-Term Investments (cost $5,567)           5,589             --          5,589           --         --           --
 Collective Short-Term Investment Fund         44,803            514          3,369       40,672        248           --
                                              286,079         87,947        140,082       40,672     17,378           --

Participant loans                               5,886             --             --           --         --        5,886
    Total investments                         291,965         87,947        140,082       40,672     17,378        5,886

Employee contributions receivable                 230             42            154           27          7           --
Accrued dividends and interest receivable       1,056            655            215          185          1           --
Interfund transfers receivable (payable)           --          1,013         (1,236)         322        (99)          --

        Total assets                          293,251         89,657        139,215       41,206     17,287        5,886

LIABILITY
Payable for investments purchased                 114            114             --           --         --           --

NET ASSETS AVAILABLE FOR BENEFITS            $293,137       $ 89,543       $139,215     $ 41,206   $ 17,287      $ 5,886


                                        See accompanying notes to financial statements.


<Page 8>


                                                        THE QUAKER OATS COMPANY

                                                      THE QUAKER INVESTMENT PLAN

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                  FOR THE YEAR ENDED DECEMBER 31, 1997

                                                        (dollars in thousands)


                                                              Quaker                      Money
                                                              Stock      Diversified      Market      Bond         Loan
ADDITIONS                                      Total           Fund          Fund         Fund        Fund         Fund

Investment income:
 Dividends                                   $  4,672       $  2,381       $  2,291     $     --   $     --      $    --
 Interest                                       3,794            217          1,216        2,322         39           --
Total investment income                         8,466          2,598          3,507        2,322         39           --

Realized gain on investments - (Note 6)        53,077         12,719         39,697           --        661           --

Unrealized gain (loss) on investments -
 (Note 7)                                      17,359         18,248         (2,516)          --      1,627           --

Employee contributions                         10,813          3,042          5,927        1,150        694           --

Contributions from other plans                  3,898            926          2,193          566        213           --
        Total additions                        93,613         37,533         48,808        4,038      3,234           --

DEDUCTIONS

Distributions to participants                  35,285          9,019         13,766       10,068      2,432           --

Increase (decrease) in net assets              58,328         28,514         35,042       (6,030)       802           --

Net assets available for benefits,
 beginning of period                          293,137         89,543        139,215       41,206     17,287        5,886

Interfund transfers, net                           --        (22,181)        12,744        5,042      4,213          182

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF PERIOD                               $351,465       $ 95,876       $187,001     $ 40,218   $ 22,302      $ 6,068




                                        See accompanying notes to financial statements.


<Page 9>


                                                        THE QUAKER OATS COMPANY

                                                      THE QUAKER INVESTMENT PLAN

                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                               FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                                                        (dollars in thousands)



                                                              Quaker                      Money
                                                              Stock      Diversified      Market      Bond         Loan
ADDITIONS                                      Total           Fund          Fund         Fund        Fund         Fund

Investment income:
 Dividends                                   $  2,468       $  1,337       $  1,131     $     --   $     --      $    --
 Interest                                       1,641            119            397        1,106         19           --
Total investment income                         4,109          1,456          1,528        1,106         19           --

Realized gain on investments - (Note 6)        12,006          3,023          8,360           --        623           --

Unrealized gain on investments -
 (Note 7)                                      15,297          7,004          7,813           --        480           --

Employee contributions                          5,009          1,606          2,540          531        332           --

Contributions from other plans                  1,914            391          1,159          304         60           --
        Total additions                        38,335         13,480         21,400        1,941      1,514           --

DEDUCTIONS

Distributions to participants                  21,917          4,705          9,968        5,808      1,436           --

Increase (decrease) in net assets              16,418          8,775         11,432       (3,867)        78           --

Net assets available for benefits,
 beginning of period                          276,719         79,666        131,961       41,019     17,831        6,242

Interfund transfers, net                           --          1,102         (4,178)       4,054       (622)        (356)

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF PERIOD                               $293,137       $ 89,543       $139,215     $ 41,206   $ 17,287      $ 5,886


                                        See accompanying notes to financial statements.




<Page 10>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1997 AND 1996


NOTE 1 - THE QUAKER INVESTMENT PLAN

The    following    brief   description   of   The   Quaker   Investment    Plan
(Plan)    provides    only    general   information.     The    Plan    document
should be referred to for the complete Plan provisions.

General

The Plan covers salaried domestic employees of The Quaker Oats Company (Company) and certain domestic subsidiaries. The Plan is solely funded by employee contributions. Under the Plan, eligible salaried employees may accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

This report discusses the year ended December 31, 1997, and the six-month transition period ended December 31, 1996. The Plan year end changed from a June 30 fiscal year end to a fiscal year aligned with the calendar year beginning January 1, 1997.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, The Northern Trust Company (Northern Trust), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. Hewitt Associates is the Plan's record keeper during the years reported herein. The Company pays all expenses incurred by the Plan.

Eligibility

Under   the   current   terms   of  the  Plan,   salaried   employees   of   the
Company   are   eligible  to  participate  in  the   Plan   on   the   date   of
employment.

Changes to the Quaker Stock Fund

Effective September 1, 1997, the Quaker Stock Fund was converted to an Employee Stock Ownership Plan within the meaning of Section
4975(e)(7)   of   the  Internal   Revenue    Code.   The   Quaker   Stock   Fund
will   continue   to   be   a   part  of  the  Plan;   however,   Quaker   Stock
Fund participants may be paid quarterly cash dividends from the Plan and, if paid, the Company would be eligible for a corresponding tax deduction. As of December 31, 1997, no cash dividends had been paid.


<Page 11>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1997 AND 1996


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

Contributions

Participants in the Plan are allowed to defer receipt of, and have placed in the Plan, up to 7 percent of their base salary, subject to the Internal Revenue Service (I.R.S.) dollar amounts allowed. Contributions are not subject to federal income tax until distributed to the participants or their beneficiaries. Plan participants may invest in one or more of the Plan's four funds: the Quaker Stock Fund, the Diversified Fund, the Bond Fund, and the Money Market Fund. The Plan allows participants to transfer their accounts, in multiples of 25 percent, among funds once a month. Participants may also change the percentage of their earnings contributed to the Plan once a month. The Plan
allows    employees   the   option   to   deposit   excess   funds   from    The
Quaker   Flex   Plan  to  the  Plan.   The  Plan  also  allows   a   participant
to contribute to the Plan a lump-sum distribution received from other qualified plans when the contribution qualifies as a tax-free rollover.

The Plan was amended September 1, 1997, to allow participants to contribute up to 15 percent of their base salary, subject to the I.R.S. dollar amounts allowed. Beginning January 1, 1998, participants with a base salary of less than $70,000 are able to contribute up to 15 percent. Those participants with a base salary of $70,000 or more are still limited to 7 percent.

Distributions

Participants   may   elect  in   writing   to   receive   all   or   a   portion
of   their   accounts  if  they  are  at  least   age  59  1/2   years   or   if
they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants   may   receive   a   distribution   of   a   portion   of    their
accounts in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-
secondary education of the participant or the participant's family or alleviating existing financial hardship.

If a participant's employment with the Company is terminated, the Plan will distribute the participant's account balance to the
participant    or   the   participant's   beneficiary.    A   participant    may
elect    to    defer    the   lump-sum   distribution   or    the    start    of
installment    payments    until    age    70    1/2.     If    a    participant
terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by the I.R.S. regulations.


<Page 12>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1997 AND 1996


NOTE 1 - THE QUAKER INVESTMENT PLAN (CONTINUED)

If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $3,500 or less, an automatic lump-sum distribution will be made as soon as practicable after the end of the Plan year in which termination occurs. This provision did not apply to accounts under $3,500 at the end of the transition period ending December 31, 1996.

Loans

Plan participants may obtain loans from their account balances subject to the following terms and restrictions which are effective for loan applications received after September 15, 1989:

          (a) Participants may borrow up to 50 percent of their account balance including the highest loan balance in the previous one-year period, but not more than $50,000 or less than $1,000.

          (b)  The terms of   such   loans   shall   not   exceed  five   years
               and   the   rate   of  interest  to   be   applied will  be  the
               Northern Trust prime rate plus 1 percent.

          (c)  Repayments on the loan   are  to  be   made   directly    through
               payroll deductions for active employees.

          (d) Loans made to a participant shall be secured by the participant's non-forfeitable interest from one or more of the funds in which a participant's account is invested prior to the making of such loans.

Participants with an outstanding loan (for at least a year) may request an additional loan. The additional loan will have a separate payment schedule from the existing loan. Participants cannot exceed two outstanding loans.

Plan Termination

The   Plan  may  be  terminated  at  any  time  by  the  action  of  the   Board
of   Directors   or   Executive  Committee  of  the   Board.    In   the   event
of termination of the Plan, the accounts shall be held for the benefit of the participants, former participants or their beneficiaries.


<Page 13>

                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1997 AND 1996


NOTE  2 - PLAN CHANGES SUBSEQUENT TO FISCAL YEAR END

Plan Merger

Effective June 1, 1998, the Plan was merged with The Quaker Employee Stock Ownership Plan to form The Quaker 401(k) Plan for
Salaried Employees (Salaried 401(k)). The Salaried 401(k) has not yet received a determination letter from the I.R.S.; however, the Salaried 401(k) administrator believes that the merged plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, qualifies as tax exempt.

Management Change

The Plan's administrative committee appointed The Fidelity Management Trust Company (FMTC) as the new trustee and The
Fidelity Institutional Retirement Services Company as the new record keeper for the Plan, effective June 1, 1998. The Salaried
401(k) offers four funds similar to those available in the Plan, along with several new investment options. Participant accounts were transferred into the corresponding investment funds. The Bond Fund, previously managed by Barclays Global Investors, is managed by The Pacific Investment Management Company. The Money Market Fund and the Quaker Stock Fund, previously managed by
Northern Trust, are managed by FMTC. The Diversified Fund remains the same. On June 1, 1998, the assets of the Plan were transferred from Northern Trust to FMTC.


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The   accompanying   financial   statements  are   prepared   on   the   accrual
basis   of   accounting.    Interest  income   is   recorded   as   earned   and
dividend income is recorded as of the record date.

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.


<Page 14>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1997 AND 1996


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation

Investments   are   included   in   the   accompanying   Statements    of    Net
Assets   Available   for   Benefits  at  fair   market   value.    Fair   market
value is based on published market prices.

Net   realized   and   unrealized  gains  and  losses   for   the   period   are
reflected   in   the   accompanying  Statement  of   Changes   in   Net   Assets
Available for Benefits. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the average cost of the investments. The net realized gain or loss on the distribution of investments is calculated as the difference between the fair market value on the date of distribution and the average cost of the investments. The net unrealized gain or loss is calculated as the difference between the fair market value of the investments less the cost of the investments at the end of the Plan year and the fair market value of the investments less the cost of the investment at the beginning of the Plan year.

Purchases and sales of securities, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.


NOTE 4 - TRUST INVESTMENTS

Participants in the Plan may invest in the Quaker Stock Fund (common stock of the Company), the Diversified Fund (primarily common and preferred stock of corporations other than the Company and/or interest-bearing securities), the Bond Fund (primarily corporate bonds with an average credit rating of "A" and with maturities of up to 30 years), or the Money Market Fund (primarily short-term fixed-income securities). The Trustee is authorized to keep such portion of any of the investment funds as may seem advisable, from time to time, in cash or cash equivalents and/or in short-term fixed-income investments.

The   value   of   each  unit  in  a  participant's  account  as   of   December
31, 1997 and 1996, for each of the four funds was as follows:

                                                       Unit Value
                                                1997                  1996
              Quaker Stock Fund              $  39.61              $  28.26
              Diversified Fund               $  30.68              $  23.72
              Money Market Fund              $   7.65              $   7.24
              Bond Fund                      $   2.84              $   2.50


<Page 15>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1997 AND 1996

                             (dollars in thousands)


NOTE 5 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on October 9, 1997, in which the I.R.S. stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of December 31, 1997 and 1996.


NOTE 6 - REALIZED GAIN ON INVESTMENTS IN SECURITIES

The realized gain on investments in securities was as follows:


                             Year Ended                   Six Months Ended
                          December 31, 1997               December 31, 1996

                       Aggregate                       Aggregate
                        Cost of                         Cost of
                      Securities      Realized         Securities      Realized
                   Sold/Distributed     Gain        Sold/Distributed     Gain

Quaker Stock Fund      $  14,099      $ 12,719         $   5,577       $  3,023
Diversified Fund         271,701        39,697           111,775          8,360
Bond Fund                  1,161           661             1,241            623
                       $ 286,961      $ 53,077         $ 118,593       $ 12,006


NOTE 7 - UNREALIZED GAIN ON INVESTMENTS IN SECURITIES

The unrealized gain on investments in securities was as follows:


                                           Year Ended       Six Months Ended
                                       December 31, 1997    December 31, 1996

Unrealized gain, beginning of year         $ 60,298            $ 45,001
Unrealized gain during the year              17,359              15,297

UNREALIZED GAIN, END OF YEAR               $ 77,657            $ 60,298


<Page 16>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1997 AND 1996

                             (dollars in thousands)


NOTE 8 - CURRENT VALUE GAIN

Based on the Current Value reporting requirements of the Department of Labor and the I.R.S. instructions for Form 5500, the net realized gain on the investments sold is calculated as the difference between the proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net realized gain on the distribution of investments is calculated as the difference between the fair market value of investments on the date of distribution and the fair market value of investments on the first day of the Plan year. The net unrealized gain is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. The net realized gain and net unrealized gain were as follows:

                                        Year Ended       Six Months Ended
                                    December 31, 1997    December 31, 1996

Net realized gain on investments        $   29,253          $    3,893
Net unrealized gain on investments          41,183              23,410
NET GAIN ON INVESTMENTS                 $   70,436          $   27,303


NOTE 9 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements:

                                                            As of                As of
                                                       December 31, 1997    December 31, 1996

    Net assets available for benefits per the Form 5500   $348,531             $291,393
    Add:  Distributions payable to participants              2,934                1,744

    NET ASSETS AVAILABLE FOR BENEFITS PER
      THE FINANCIAL STATEMENTS                            $351,465             $293,137

The following is a reconciliation of benefits paid to participants per the Form 5500 to the financial statements:

                                                         Year Ended        Six Months Ended
                                                      December 31, 1997    December 31, 1996

    Distributions to participants per the Form 5500       $ 36,475             $ 15,859
    Add: Distributions payable, beginning of year            1,744                7,802
    Less: Distributions payable, end of year                 2,934                1,744

    DISTRIBUTIONS TO PARTICIPANTS PER THE
      FINANCIAL STATEMENTS                                $ 35,285             $ 21,917


<Page 17>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

       FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                             (dollars in thousands)

                                                              Page 1 of 2

                                                                        Market
Description                             Number of Shares     Cost       Value


Company Stock

  The Quaker Oats Company Common Stock *    1,896,494     $  47,579   $ 100,039


Marketable Securities

Common Stocks -

ADR Akzo Nobel NV Sponsored                    36,600         2,607       3,180
ADR Diageo Plc Sponsored ADR                   98,050         3,413       3,714
ADR Elf Aquitaine Sponsored                    46,240         2,601       2,711
ADR Hoechst A.G. Isin                         121,900         4,979       4,274
ADR  Peninsular & Oriental Steam
  Nav Co. Sponsored                           172,114         3,404       3,934
ADR Phillips Electronics N.V.                 104,800         4,859       6,340
ADR Rhone Poulenc S.A. Sponsored               98,832         3,037       4,367
American Home Products Corp.                   83,800         5,059       6,411
AMR Corp.                                      10,850           967       1,394
Archer-Daniels Midland Co.                    142,000         3,273       3,080
Ashland Inc.                                   31,700         1,462       1,702
Banc One Corp.                                 26,750         1,061       1,453
Baxter Intl. Inc.                              13,100           646         661
Boeing Co.                                     82,550         3,788       4,040
Boise Cascade Corp.                            37,100         1,304       1,122
Burlington Northern Santa Fe Corp.             46,150         3,522       4,289
Canadian Pac Ltd. New                         188,500         5,096       5,137
Case Corp.                                     65,800         3,621       3,977
Citicorp                                       39,600         5,260       5,007
Dun & Bradstreet Corp.                        139,650         3,498       4,320
DuPont, E.I. DeNemours & Co.                  107,050         5,465       6,430
Federated Department Stores Inc.               77,900         2,547       3,355
First Data Corp.                               60,800         1,641       1,778
General Motors Corp.                           98,850         5,060       6,005
Goodrich B.F. Co.                              37,100         1,642       1,537
Hasbro Inc.                                   105,250         2,669       3,315
Host Marriot Corp.                            161,800         2,824       3,175
IMC Global Inc.                                55,600         1,946       1,821
International Business Machines Corp.          43,050         2,787       4,504
Loews Corp.                                    40,250         4,316       4,272
LSI Logic Corp.                                42,950         1,314         843


*  Identifies  a party-in-interest  to  the  Plan.


<Page 18>


                            THE QUAKER OATS COMPANY

                           THE QUAKER INVESTMENT PLAN

      FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1997

                            (dollars in thousands)

                                                           Page 2 of 2

                                                                        Market
Description                             Number of Shares     Cost       Value


Common Stocks (continued)

Motorola Inc.                                  70,200         4,379       4,015
Nationsbank Corp.                              94,150         5,944       5,725
Northrop Gruman Corp.                          46,800         3,921       5,382
Philip Morris Companies Inc.                  146,100         6,303       6,611
Raytheon Co. CL A                               6,304           285         311
Raytheon Co. CL B                              84,400         4,077       4,262
Reynolds Metals Co.                            60,600         3,835       3,636
Tenet Healthcare Corp.                         88,000         2,001       2,915
U.S.W. Inc.                                   168,700         3,414       4,871
Union Pacific Res Group Inc.                  112,800         2,911       2,735
Unocal Corp.                                  126,750         4,931       4,919
Wells Fargo & Co.                               9,750         2,440       3,310

Preferred Stocks -

  ADR News Corp.  Ltd.                        289,000         5,201       5,744

Corporate Bonds -

  Quaker Master Trust - Wells Fargo Bonds     691,602        11,731      19,565

     Total Marketable Securities                            157,041     182,149


Short-Term Investments

  Dow Chemical Co.
   Commercial Paper Note, $1,500 due 1/6/98                   1,499       1,499

  Lucent Technologies, Inc.
   Commercial Paper Note, $7,600 due 1/16/98                  7,537       7,582

  Procter & Gamble Co.
   Commercial Paper Note, $7,600 due 1/6/98                   7,550       7,594

     Total Short-Term Investments                            16,586      16,675

  Collective Short-Term Investment Fund                      44,080      44,080

Participant Loans (9.5%)                                      6,068       6,068

TOTAL INVESTMENTS                                         $ 271,354   $ 349,011


<Page 19>


                                                THE QUAKER OATS COMPANY

                                               THE QUAKER INVESTMENT PLAN

                                FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                        FOR THE YEAR ENDED DECEMBER 31, 1997

                                   (dollars in thousands, except average price data)



                                             Average Purchase    Transaction       Cost of       Current Value on       Net
                                              and Sale Price         Fees           Asset        Transaction Date       Gain

Description

Quaker Stock Fund -

The Quaker Oats Company Common Stock
  191,781 shares purchased in 26 transactions    $ 44.04             $  7          $  8,454          $  8,454                --

  532,805 shares sold in 28 transactions         $ 45.73             $ 25          $ 12,757          $ 24,340          $ 11,558



<Page 20>


                                                             Exhibit (b)






                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As   independent   public   accountants,  we   hereby   consent   to   the   use
of   our   report   dated   June  22,  1998  (and  references   to   our   Firm)
included   in  or  made  a  part  of  this  Form  11-K.   It  should  be   noted
that we have not audited any financial statements of The Quaker Investment Plan subsequent to December 31, 1997 or performed any audit procedures subsequent to the date of our report.





                                              WASHINGTON, PITTMAN & McKEEVER LLC




Chicago, Illinois
June 22, 1998


<Page 21>